UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Li-Cycle Holdings Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Timothy Johnston

Keperra Holdings Limited

c/o Barry L. Fischer

55 East Monroe Street, 37th Floor

Chicago, IL 60603

(312) 580-2201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Timothy Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,312 Common Shares*
	8	SHARED VOTING POWER 1,048,078 Common Shares
	9	SOLE DISPOSITIVE POWER 50,312 Common Shares*
	10	SHARED DISPOSITIVE POWER 1,048,078 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,390 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

*

Of the total amount of common shares without par value of Li-Cycle Holdings Corp. (the “Common Shares”), a corporation organized under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Timothy Johnston (“Timothy Johnston” or “Mr. Johnston”) as of July 22, 2024, (1) 50,312 Common Shares were owned directly, and (2) 1,048,078 Common Shares were owned by Keperra Holdings Limited, a corporation organized under the laws of the Province of Ontario, Canada and successor to Keperra Holdings Ltd., a Guernsey corporation (“Keperra Holdings”). Mr. Johnston is the sole shareholder of Keperra Holdings. In addition, Mr. Johnston has vested options to acquire 32,943 Common Shares, which includes options to acquire (i) 14,726 Common Shares at a price of US $87.44 per share until August 10, 2031, (ii) 7,675 Common Shares at a price of US $60.64 per share until January 31, 2032, and (iii) 10,542 Common Shares at a price of US $46.16 per share until January 27, 2033.

**

Calculations of percentage ownership in this Schedule 13D/A are based upon a total of 22,495,754 Common Shares of the Issuer outstanding as of June 3, 2024, as reported on the Issuer’s Form 8-K filed by the Issuer on June 4, 2024 (the “Share Consolidation Form 8-K”). As disclosed on the Share Consolidation Form 8-K, on June 3, 2024 the Issuer effectuated a share consolidation of all the Common Shares of the Issuer at a ratio of one post-consolidation Common Share for every eight pre-consolidation Common Shares (the “Share Consolidation”). All share amounts and prices per share in this Amendment reflect the Share Consolidation. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Keperra Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,078 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,078 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,078 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	1,048,078 Common Shares were beneficially owned as of July 22, 2024 by Keperra Holdings. Mr. Johnston is the sole shareholder of Keperra Holdings.
**

Calculations of percentage ownership in this Schedule 13D/A are based upon a total of 22,495,754 Common Shares of the Issuer outstanding as of June 3, 2024, as reported on the Share Consolidation Form 8-K. As disclosed on the Share Consolidation Form 8-K, on June 3, 2024 the Issuer effectuated the Share Consolidation.

All share amounts and prices per share in this Amendment reflect the Share Consolidation. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

This Amendment No. 3 (this “Amendment”) amends and supplements that certain statement on Schedule 13D, which was filed on August 16, 2021 (the “Original Statement”) with the Securities and Exchange Commission (the “SEC”) jointly by (1) Timothy Johnston, (2) Keperra Holdings Limited, a corporation organized under the laws of the Province of Ontario, Canada and successor to Keperra Holdings Ltd., a Guernsey corporation (“Keperra Holdings”), which was previously controlled by Mr. Johnston through Artemis Nominees Limited (“Artemis Nominees”), which previously held legal title to 100 shares of Keperra Holdings as nominee and trustee for Mr. Johnston, and (3) Artemis Nominees, a corporation organized under the laws of Guernsey, which was a nominee of and trustee for Mr. Johnston (together, the “Previous Reporting Persons”), and relates to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”), as amended by (i) that certain statement on Schedule 13D/A, which was filed on May 22, 2023 (the “First Previous Amendment”) with the SEC jointly by Timothy Johnston and Keperra Holdings, and (ii) that certain statement on Schedule 13D/A, which was filed on July 11, 2024 (the “Second Previous Amendment” and together with the First Previous Amendment, the “Previous Amendments”) with the SEC jointly by Timothy Johnston and Keperra Holdings (the Original Statement, as amended by the Previous Amendments, the “Amended Statement”).

The principal executive office of the Issuer is located at 207 Queens Quay West, Suite 590, Toronto, ON M5J 1A7. Information contained in the Amended Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), 5(b), 5(c) and 5(e) of the Amended Statement are amended and restated to read as follows:

(a) As of July 22, 2024, Mr. Johnston may be deemed to beneficially own an aggregate of 1,098,390 Common Shares of the Issuer, representing approximately 4.9% of the outstanding Common Shares, consisting of (1) 50,312 Common Shares directly owned by Mr. Johnston, which excludes RSUs that would have vested after May 31, 2024 (the effective date of Mr. Johnston’s separation from the Issuer as a member of the Board), as pursuant to their terms all unvested RSUs will be forfeited on that date, (2) 1,048,078 Common Shares directly owned by Keperra Holdings. In addition, Mr. Johnston has vested options to acquire 32,943 Common Shares which remain outstanding. As of July 22, 2024, Keperra Holdings was the record owner of 1,048,078 Common Shares and may be deemed to beneficially own an aggregate of 1,048,078 Common Shares , representing approximately 4.7% of the outstanding Common Shares .

(b) As of July 22, 2024, Mr. Johnston has:

•	sole power to vote or direct the vote of 50,312 Common Shares;

•	shared power to vote or direct the vote of 1,048,078 Common Shares;

•	sole power to dispose or direct the disposition of 50,312 Common Shares, subject to the VPF Transaction; and

•	shared power to dispose or direct the disposition of 1,048,078 Common Shares, subject to the VPF Transaction.

As of July 22, 2024, Keperra Holdings has:

•	sole power to vote or direct the vote of 0 Common Shares;

•	shared power to vote or direct the vote of 1,048,078 Common Shares;

•	sole power to dispose or direct the disposition of 0 Common Shares, subject to the VPF Transaction; and

•	shared power to dispose or direct the disposition of 1,048,078 Common Shares subject to the VPF Transaction.

(c) Since the Second Previous Amendment and through July 22, 2024, the following Sales Transactions were executed by Canaccord on behalf of Keperra Holdings, each through open market transactions.

Date of Sale Transaction	Amount of Common Shares Sold	Price per Common Share
7/12/2024	72,759	$4.0303	(1)
7/15/2024	43,468	$3.8709	(2)
7/16/2024	44,660	$4.0901	(3)
7/17/2024	36,881	$4.0254	(4)
7/18/2024	30,599	$3.8743	(5)
7/19/2024	19,440	$3.8330	(6)
7/22/2024	35,010	$3.7292	(7)

(1)	Reflects a weighted average sale price of $4.0303 per share, at prices ranging from $3.87 to $4.26 per share.

(2)	Reflects a weighted average sale price of $3.8709 per share, at prices ranging from $3.81 to $3.95 per share.

(3)	Reflects a weighted average sale price of $4.0901 per share, at prices ranging from $3.91 to $4.24 per share.

(4)	Reflects a weighted average sale price of $4.0254 per share, at prices ranging from $3.95 to $4.19 per share.

(5)	Reflects a weighted average sale price of $3.8743 per share, at prices ranging from $3.81 to $4.02 per share.

(6)	Reflects a weighted average sale price of $3.8330 per share, at prices ranging from $3.80 to $3.89 per share.

(7)	Reflects a weighted average sale price of $3.7292 per share, at prices ranging from $3.68 to $3.88 per share.

The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares sold at each separate price for the Sale Transactions reported in this Item 5(c).

(e) As of July 22, 2024, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2024

Timothy Johnston

By:	/s/ Timothy Johnston
Name: Timothy Johnston

Keperra Holdings Limited

By:	/s/ Timothy Johnston
Name: Timothy Johnston
Title: President